# REXAM



PRESS R



## Rexam delivers further strong profit growth

Rexam PLC, the global consumer packaging group and the world's No 1 beverage can maker, announces its results for the half year to 30 June 2004.

### Underlying performance[1]

| | 2004 | 2003[2] | Change |
|---|---|---|---|
| Underlying operating profit | **£182m** | £165m | +10% |
| Underlying profit before tax: | | | |
| - before retirement benefits net finance cost | **£150m** | £126m | +19% |
| - after retirement benefits net finance cost | **£137m** | £111m | +23% |
| Underlying earnings per share: | | | |
| - before retirement benefits net finance cost | **18.7p** | 18.5p | +1%* |
| - after retirement benefits net finance cost | **17.2p** | 16.4p | +5%* |

* Reflecting the full increased number of shares in issue following the 2003 Rights Issue relating to the acquisition of Latasa and a higher tax charge

### Highlights



- **Good organic[3] growth:**
  - **sales up 2%**
  - **operating profit up 10%**
- **Underlying profit before tax[4] up 19% to £150m**
- **Underlying EPS[2] after retirement benefits net finance cost up 5%**
- **Beverage Packaging underlying operating profit improved 12% to £146m**
- **Plastic Packaging underlying operating profit up by 35% to £35m**
- **Latasa now expected to generate annual synergies of US$30m**
- **Stefan Angwald appointed Chief Executive at the AGM in May 2004**

Rolf Börjesson, *the new non-executive Chairman, commented:*

"We have had a good first six months carrying on from where we left off in 2003. We are benefiting from a combination of acquisitions, price increases, volume and mix improvements, as well as ongoing cost efficiencies and synergies. These have helped mitigate the effects of cost inflation, currency and the continuing impact of the deposit legislation in Germany. We have also seen improvements in free cash flow and margins. In all, we remain confident that 2004 will be another successful year for the Group."

### Statutory results

| | 2004 | 2003[2] | Change |
|---|---|---|---|
| Sales | **£1,532m** | £1,555m | -1.5% |
| Operating profit | **£139m** | £131m | +6% |
| Profit before tax | **£80m** | £70m | +14% |
| Basic earnings per share | **6.8p** | 9.8p | -31% |
| Dividends per share | **7.16p** | 6.82p | +5% |



Notes

1. Before goodwill amortisation and exceptional items
2. *Restated for UITF38 "Accounting for ESOP Trusts" and the 2003 Rights Issue*
3. Excludes the impact of acquisitions, disposals and currency movements. Operating profit excludes goodwill amortisation and exceptional items. Sales include sales of associates.

**Enquiries**

**Rexam PLC** **020 7227 4100**
Stefan Angwald, Chief Executive
Graham Chipchase, Group Finance Director
Andrew Mills, Group Communications Director

**Financial Dynamics** **020 7269 7291**
Richard Mountain/David Yates

## Editors' notes:

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical, and food industries around the world. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com.

## INTERIM STATEMENT

Rexam had a good first six months of 2004 carrying on from where we left off at the end of 2003. Price increases, volume and mix improvements as well as ongoing cost efficiencies combined to produce another strong Group performance and to mitigate the effects of cost inflation, currency and the continuing impact of the deposit legislation in Germany. Free cash flow was positive and margins continued to improve. In addition, we are seeing the benefits of our acquisitions coming through as we integrate them into our operations.

Let us first look at the underlying results. These exclude goodwill amortisation and exceptional items and, we believe, provide a clearer indication of our performance than the results on a statutory basis. Underlying profit before tax and retirement benefits net finance cost was up 19% to £150m (after retirement benefits net finance cost up 23% to £137m). This was mainly due to the solid performance of our ongoing businesses and the acquisitions made in 2003 and 2004, as well as lower interest charges. Underlying earnings per share before retirement benefits net finance cost rose 1% to 18.7p (after retirement benefits net finance cost up 5% to 17.2p) reflecting the full increased number of shares in issue following the 2003 Rights Issue, made in conjunction with the acquisition of Latasa, as well as a higher tax charge.

In the Annual Accounts 2003 we highlighted the effect that a weaker dollar and euro might have on our results. Both currencies have, in fact, weakened against sterling in the first six months reducing sales including associates by £106m, underlying operating profit by £14m and underlying profit before tax by £12m.

Turning to the statutory results, which include goodwill amortisation and exceptional items, profit before tax was up 14% at £80m. Profit after tax was £41m compared with £50m for the corresponding period last year, largely due to exceptional items and higher tax rates. Exceptional costs of £22m arose mainly from goodwill written off following the disposal of businesses and restructuring costs. The restructuring costs were £9m, on which we expect an approximate one-year cash pay back. The resulting basic earnings per share was 6.8p.

**Beverage Packaging**
Beverage Packaging recorded another solid period with sales including associates rising 4% to £1,284m. Underlying operating profit rose by 12% to £146m with margins increasing to over 11%.

In the Americas, beverage can sales were 9% ahead of last year, reflecting the initial contribution of the Latasa business.

Our new South American beverage can plants acquired in November 2003 are integrating well. We have already achieved substantial cost and distribution efficiencies which are expected to amount to US$15m this year. We now anticipate that by the end of 2006 the annual synergies will be US$30m, up from the US$20m that we originally estimated. As part of bringing further efficiency to the operations, we announced the closure of one of the Brazilian beverage can plants which will take place in the second half of the year. This will bring better balance to capacity and demand in South America.

In Europe, excluding Germany, the strong growth in the beverage can market of recent years continues. Our sales volumes were 5% ahead of the same period last year, helped by our strong presence in Russia. Growth in non-traditional market segments, such as energy drinks, was also particularly strong. To meet the growing global demand for slim cans for the energy drinks market, we have started converting two lines in Germany at the previously mothballed Gelsenkirchen plant.

In Germany, there is still no nationwide infrastructure for the collection and clearance of one-way beverage containers following the introduction of the deposit legislation at the start of 2003. In the absence of a national system, a number of retailers are establishing their own return systems for one-way beverage packaging. We are actively participating in these so called 'island solutions' which involves us providing distinctive packaging for a particular retailer. We are now seeing beverage cans returning to the store shelves in Germany. While we expect no immediate political solution to this issue, we remain confident that a rational outcome will eventually be found to the benefit of all stakeholders. We have taken steps to deal with the consequences of lower domestic demand, including the reduction of underutilised capacity.

Our European Glass sales were up 5% and the acquisitions are being integrated on schedule. We recently announced the shutting down of one furnace and related production lines in Germany to bring production capacity more into line with demand.

There will be a one-time cash cost of some £5m, arising from the closure of the beverage can plant in Brazil and the shutting down of the furnace mentioned above, which will be recorded as an exceptional item in the second half of the year. We expect these measures to generate a payback within approximately one year.

**Plastic Packaging**

Plastic Packaging had an excellent six months with sales including associates ahead by 11% to £271m. We are benefiting from the shift in our portfolio to more value added and faster growth segments such as pharmaceutical packaging. Strong organic growth and efficiencies across the business, combined with the boost from acquisitions, lifted underlying operating profit by 35% to £35m with margins moving to almost 13%.

**Managing input costs**

*We manage our input costs mainly through hedging and pass through contracts.* Aluminium is our largest raw material cost. In the US, we are largely unaffected by fluctuations in the aluminium price as costs are agreed directly between our customers and the aluminium suppliers. In Europe, we hedge both the aluminium cost and the associated currency needs. The other two main input costs, resin and energy, are being managed through regular compensatory price increases.

**Acquisitions and disposals**

At the start of the year, in line with our strategy to consolidate the North European glass industry, we acquired glassworks in Holland and Poland. In doing so we strengthened our ties with one of our main customers, Heineken. In April, we extended our position in specialist plastic pharmaceutical packaging with the acquisition of Plastic Omnium Medical based in France. This acquisition complements our existing business with GlaxoSmithKline. The aggregate cash consideration for these three businesses was £59m.

In March we divested four of our European thin wall plastic operations for £15m. The aim was to shift our focus away from commodity markets in plastic packaging and to concentrate on targeted segments in selected geographic markets. We also announced in June the closure of our make-up plant in Torrington, USA, and the relocation of production to Brazil and China to ensure that we remain competitive in this business segment.

**Return on invested capital**

Our return on invested capital at 14%, on an annualised basis, continues to exceed the 12% weighted average cost of capital that we are currently using internally.

**Cash flow**

Free cash flow improved by £30m and net debt was £1,218m, with interest cover up to 5.7 times compared with 4.2 times last year.

**Dividends**

The Board has approved an interim dividend of 7.16p per ordinary share, an increase of 5% on last year. The dividend will be paid on 3 November 2004 to holders of ordinary shares registered on 15 October 2004.

**Looking forward**

Our future is tied to our solid platform in the attractive market of consumer packaging. We remain confident that 2004 will be another successful year for the Group as we continue focusing on our customers' needs, driving our efficiency programmes and ensuring that we maximise the value arising from our recent acquisitions.

Stefan Angwald, the new Chief Executive, commented: "It is clear to me that Rexam has a solid strategy in place and that there are many opportunities for growth and value creation. I am committed to following the path set out, while also addressing the challenge inherent in defining Rexam's next phase of development."

## OPERATING AND FINANCIAL REVIEW

### GROUP PERFORMANCE

The summary Group profit and loss accounts for the six months to 30 June 2004 and six months to 30 June 2003 are shown below:

| | Underlying business performance † £m | Goodwill amortisation £m | Exceptional items £m | Total statutory £m |
|---|---|---|---|---|
| **Six months to 30 June 2004** | | | | |
| Sales including associates | **1,567** | | | **1,567** |
| Sales of associates | **-** | | | **(35)** |
| Sales | **1,567** | | | **1,532** |
| Operating profit | **182** | **(35)** | **(8)** | **139** |
| Non operating exceptional items | **-** | **-** | **(14)** | **(14)** |
| Interest | **(32)** | **-** | **-** | **(32)** |
| Profit before tax and retirement benefits net finance cost | **150** | **(35)** | **(22)** | **93** |
| Retirement benefits net finance cost | **(13)** | **-** | **-** | **(13)** |
| Profit before tax | **137** | **(35)** | **(22)** | **80** |
| Profit after tax | **98** | **(35)** | **(22)** | **41** |
| | | | | |
| Basic earnings per share (p) | | | | **6.8** |
| Diluted earnings per share (p) | | | | **6.8** |
| Underlying earnings per share (p): | | | | |
| Before retirement benefits net finance cost | **18.7** | | | |
| After retirement benefits net finance cost | **17.2** | | | |
| Dividends per share (p) | | | | **7.16** |
| | | | | |
| **Six months to 30 June 2003 – restated*** | | | | |
| Sales including associates | 1,591 | | | 1,591 |
| Sales of associates | - | | | (36) |
| Sales | 1,591 | | | 1,555 |
| Operating profit | 165 | (34) | - | 131 |
| Non operating exceptional items | - | - | (7) | (7) |
| Interest | (39) | - | - | (39) |
| Profit before tax and retirement benefits net finance cost | 126 | (34) | (7) | 85 |
| Retirement benefits net finance cost | (15) | - | - | (15) |
| Profit before tax | 111 | (34) | (7) | 70 |
| Profit after tax | 82 | (34) | 2 | 50 |
| | | | | |
| Basic earnings per share (p) | | | | 9.8 |
| Diluted earnings per share (p) | | | | 9.8 |
| Underlying earnings per share (p): | | | | |
| Before retirement benefits net finance cost | 18.5 | | | |
| After retirement benefits net finance cost | 16.4 | | | |
| Dividends per share (p) | | | | 6.82 |

† Underlying business performance is the primary performance measure used by management. Management believes that exclusion of goodwill amortisation and exceptional items aids comparison of underlying performance.

* The results for the six months to 30 June 2003 have been restated following the adoption of UITF38 "Accounting for ESOP Trusts" and for the 2003 Rights Issue. The impact of these restatements is set out in Note 1 to the Interim Report.

The discussion of the results set out in the sections of this Review on Group Performance, Business Segment Performance, Retirement Benefits, Interest and Tax is based on the first column of the above tables, "Underlying business performance". It is felt that by adjusting for exceptional items and goodwill amortisation, the underlying figures provide a better indication of the Group's performance. During the period of transition from SSAP24 to FRS17, underlying profit also excluded the retirement benefits net finance cost. Although this distinction is no longer considered necessary, it is shown below for comparison purposes. It is also considered, for comparison, that sales should include sales of associates. A summary of underlying business performance is set out below.

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 restated * £m | Change % |
|---|---|---|---|
| Sales including associates | **1,567** | 1,591 | (1.5) |
| Underlying operating profit | **182** | 165 | 10 |
| Interest | **(32)** | (39) | 18 |
| Underlying profit before tax and retirement benefits net finance cost | **150** | 126 | 19 |
| Retirement benefits net finance cost | **(13)** | (15) | 13 |
| Underlying profit before tax | **137** | 111 | 23 |
| Underlying profit after tax | **98** | 82 | 20 |
| Underlying earnings per share (p): | | | |
| Before retirement benefits net finance cost | **18.7** | 18.5 | 1 |
| After retirement benefits net finance cost | **17.2** | 16.4 | 5 |

* Restated for UITF38 "Accounting for ESOP Trusts" and the 2003 Rights Issue

Sales including associates and underlying operating profit benefited from acquisitions, mainly in Beverage Packaging, completed in 2003 and 2004 as well as the improved performance of existing businesses. These benefits were offset by the impact of currency fluctuations, principally due to the weaker US dollar, and the disposal of businesses, primarily the Healthcare Flexibles Sector in October 2003.

The tables below compare the ongoing Consumer Packaging segments on a consistent basis. This basis excludes disposals and discontinued businesses but includes prior year acquisitions, as if acquired on 1 January 2003, by adding their pre-acquisition results (shown as 'Acquisitions 2003'). It also highlights currency fluctuations arising on translation.

**Analysis of sales movement**

| | Total £m | Consumer Packaging Beverage £m | Consumer Packaging Plastics £m |
|---|---|---|---|
| Sales including associates reported in 6 months to 30.6.03 | 1,591 | | |
| Disposals 2003 and 2004 | (113) | | |
| Consumer Packaging 6 months to 30.6.03 | 1,478 | 1,233 | 245 |
| Acquisitions 2003 | 142 | 117 | 25 |
| Currency fluctuations | (106) | (90) | (16) |
| **Consumer Packaging 6 months to 30.6.03 pro forma basis** | **1,514** | **1,260** | **254** |
| Acquisitions 2004 | 14 | 11 | 3 |
| Organic sales growth | 27 | 13 | 14 |
| **Consumer Packaging 6 months to 30.6.04** | **1,555** | **1,284** | **271** |
| Disposals 6 months to 30.6.04 | 12 | | |
| Sales including associates reported 6 months to 30.6.04 | 1,567 | | |

Organic sales growth was £27m, an increase of just under 2%. This includes sales from associates but excludes the effect of currency fluctuations and the impact of acquisitions and disposals. This growth was achieved through a combination of price increases, favourable mix and volume improvements. The impact of the German deposit legislation on sales was approximately £20m. Adjusting for this, organic sales growth was slightly above 3%, broadly in line with our long-term expectations.

**Analysis of operating profit movement**

| | Total £m | Consumer Packaging Beverage £m | Consumer Packaging Plastics £m |
|---|---|---|---|
| Underlying operating profit 6 months to 30.6.03 – restated | 165 | | |
| Disposals 2003 and 2004 | (9) | | |
| Consumer Packaging 6 months to 30.6.03 | 156 | 130 | 26 |
| Acquisitions 2003 | 21 | 17 | 4 |
| Currency fluctuations | (14) | (12) | (2) |
| **Consumer Packaging 6 months to 30.6.03 pro forma basis** | **163** | **135** | **28** |
| Acquisitions 2004 | 2 | 2 | - |
| Organic growth in underlying operating profit | 16 | 9 | 7 |
| **Consumer Packaging 6 months to 30.6.04** | **181** | **146** | **35** |
| Disposals 6 months to 30.6.04 | 1 | | |
| Underlying operating profit reported 6 months to 30.6.04 | 182 | | |
| Analysis of the change in underlying operating profit: | | | |
| Price changes | 8 | 9 | (1) |
| Cost changes | (18) | (17) | (1) |
| Price and cost changes | (10) | (8) | (2) |
| Volume/mix increases | 10 | 6 | 4 |
| Efficiency and other savings | 16 | 11 | 5 |
| Organic growth in underlying operating profit | 16 | 9 | 7 |

Organic growth in underlying operating profit, after adjusting for disposals, acquisitions and currency movements, was £16m, or 10%. Efficiency savings and volume improvements have combined to offset cost increases.

**Managing input costs**

Aluminium is by far the largest raw material cost incurred by the Group, with an annual expenditure of approximately £900m. In the US, our major customers agree the cost of aluminium in advance with suppliers and therefore we are largely unaffected by changes in the cost of this commodity. In Europe we hedge both our aluminium and the associated US dollar/euro currency requirements, such that our input costs are fixed in euros, our principal transaction currency. Our three-year hedging profile is such that we will not be significantly affected by changes in aluminium prices or the US dollar/euro exchange rates over the next 24 months. Our European beverage can business also spends about £75m per annum on steel. This expenditure is largely covered by long-term contracts, of which about 20% are renegotiated each year.

The annual expenditure on resins by our Plastic Packaging businesses amounts to £75m. We are able, on a large number of sales contracts, to pass through any resin price changes to our customers, although there may be a short time lag before they are implemented. We also spend about £100m each year on energy, the largest part of which is by our Glass business. Historically, we have been able to obtain price increases at regular intervals to compensate for increases in energy prices and other costs.

**EXCHANGE RATES**

The principal exchange rates used are set out in Note 1 to the Interim Report.

***Profit and loss account***

The principal currencies that affect Rexam's results are the US dollar and the euro. Compared with the corresponding period last year, the average US dollar exchange rate weakened some 13% and the euro about 1% against sterling. The effect of currency translation reduced sales including associates and underlying operating profit by £106m and £14m respectively. The table below shows that this is mostly due to the US dollar.

The movement in average exchange rates had the following impact on translation into sterling for sales including associates and underlying operating profit in the six months to 30 June 2004:

| | Sales including associates £m | Underlying operating profit £m |
|---|---|---|
| US dollar | (91) | (12) |
| Euro | (6) | (1) |
| Other currencies | (9) | (1) |
| | (106) | (14) |

**Balance sheet**

Most of the Group's borrowings are denominated in euros and US dollars. Currency movements in the year reduced net borrowings overall. The weakness of the euro and US dollar reduced net borrowings by approximately £40m and £20m respectively. Similarly, changes in exchange rates reduced net equity by £25m as shown in the statement of total recognised gains and losses.

## BUSINESS SEGMENT PERFORMANCE

The business segment performance is presented without adjusting for currency movements or restating for acquisitions. All disposals, businesses for sale and discontinued operations are grouped together under "Disposals". All comparatives have been restated for UITF38 "Accounting for ESOP Trusts".

| | Sales including associates £m | Underlying operating profit £m | Underlying return on sales % | Profit before interest, retirement benefits net finance cost and tax £m |
|---|---|---|---|---|
| Six months to 30.6.04 | | | | |
| Beverage Packaging | **1,284** | **146** | **11.4** | **117** |
| Plastic Packaging | **271** | **35** | **12.9** | **21** |
| Consumer Packaging | **1,555** | **181** | **11.6** | **138** |
| Disposals | **12** | **1** | **8.3** | **(13)** |
| | **1,567** | **182** | **11.6** | **125** |
| Six months to 30.6.03 - restated | | | | |
| Beverage Packaging | 1,233 | 130 | 10.5 | 99 |
| Plastic Packaging | 245 | 26 | 10.6 | 23 |
| Consumer Packaging | 1,478 | 156 | 10.6 | 122 |
| Disposals | 113 | 9 | 8.0 | 2 |
| | 1,591 | 165 | 10.4 | 124 |

The Consumer Packaging operations increased their underlying margins to 11.6%, from 10.6%, continuing the improvement shown in the second half of 2003. Once again this underlines the strength of the Group as a whole and our commitment to improving prices and achieving efficiency savings.

### Beverage Packaging

| | 6 months to 30.6.04 | 6 months to 31.12.03 | 6 months to 30.6.03 |
|---|---|---|---|
| Sales including associates (£m) | **1,284** | 1,270 | 1,233 |
| Underlying operating profit (£m) | **146** | 145 | 130 |
| Return on sales (%) | **11.4** | 11.4 | 10.5 |

Overall, Beverage Packaging turned in a solid performance. The beverage can business in the Americas improved on the prior year, although the benefits were somewhat diluted by

currency translation. In the US beverage can business, volumes were ahead of last year by 0.5% and sales revenues, at constant currency, were 4% up. The integration of Latasa has progressed well and indications are that, by the end of 2006, total annual synergies will be US$30m, some US$10m higher than anticipated when the deal was announced. The pace of integration makes it difficult to segregate the results of Latasa. However, on a combined basis and at constant currency, the operating profit of the whole South American can business is approximately £5m ahead of last year on sales that were 5% higher. In July we announced the closure of a plant in Brazil to bring capacity more into line with demand.

The picture in the European beverage can market is mixed. There was solid growth in soft drinks across most major markets as well as an increase in slim cans. This helped compensate for Germany where there was no recovery. The glass business performed well and benefited from the two acquisitions made in early 2004. The shutting down of a furnace and associated production lines was announced in July to help balance capacity in the German market. The one-off cash costs associated with this closure and that of the Brazilian plant discussed above will be about £5m and will be recorded as exceptional items in the second half.

**Plastic Packaging**

| | 6 months to 30.6.04 | 6 months to 31.12.03 | 6 months to 30.6.03 |
|---|---|---|---|
| *Sales including associates (£m)* | **271** | 251 | 245 |
| Underlying operating profit (£m) | **35** | 28 | 26 |
| Return on sales (%) | **12.9** | 11.2 | 10.6 |

Plastic Packaging sustained the improvement reported throughout 2003, with substantial improvements in sales including associates, underlying operating profit and margins. The general buoyancy in the Beauty businesses was complemented by the addition of the higher margin pharmaceutical packaging businesses, Risdon Pharma in 2003 and Plastic Omnium Medical in 2004. In June, we decided to close the plant in Torrington, US, to maintain our competitiveness in the make-up business. The costs of this closure are included in exceptional items. The Petainer refillable plastic bottles business continued to benefit from the demand for its products following the implementation of the German deposit system on one-way packaging.

## RETIREMENT BENEFITS

The movement in provisions for retirement benefits is set out in Note 3 to the Interim Report.

The FRS17 retirement benefits net finance cost for each period is analysed as follows:

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 £m | Year to 31.12.03 £m |
|---|---|---|---|
| Defined benefit pension schemes: | | | |
| Expected return on scheme assets | **62** | 64 | 125 |
| Interest on scheme liabilities | **(67)** | (70) | (138) |
| | **(5)** | (6) | (13) |
| Retiree medical interest on liabilities | **(8)** | (9) | (19) |
| Net finance cost | **(13)** | (15) | (32) |

Changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. For the six months to 30 June 2004 these changes increased shareholders' funds by £38m as follows:

| | £m | £m |
|---|---|---|
| Defined benefit schemes: | | |
| Scheme assets – returns lower than expected | **(25)** | |
| Scheme liabilities – higher discount rates | **75** | |
| | | **50** |
| Retiree medical: | | |
| Experience gains | **1** | |
| Scheme liabilities – higher discount rates | **5** | |
| | | **6** |
| Actuarial change before deferred tax | | **56** |
| Deferred tax | | **(18)** |
| Actuarial change after deferred tax | | **38** |

The total cash payments in respect of retirement benefits for each period are as follows:

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 £m | Year to 31.12.03 £m |
|---|---|---|---|
| Defined benefit pension schemes | **12** | 8 | 16 |
| Other pension schemes | **2** | 1 | 4 |
| Retiree medical | **11** | 11 | 23 |
| | **25** | 20 | 43 |
| Exceptional payment | **-** | 10 | 10 |
| Total cash payments | **25** | 30 | 53 |

Cash payments to defined benefit pension schemes increased as a result of a higher rate of contribution to the UK scheme. The exceptional payment in 2003 was in respect of a defined benefit arrangement which requires assets to be maintained at a fixed percentage of liabilities.

**INTEREST**

Lower average borrowings, as a result of the disposal programme, and lower short term interest rates reduced interest charged for the six months to 30 June 2004 by £7m to £32m. At 30 June 2004 around 51% of net borrowings are at fixed rates with the remainder at floating rates. The average interest rate during the period was 5.1%.

Interest cover, based on underlying operating profit, at 5.7 times is comfortably above the Group's long term parameter, which is to maintain interest cover above 4 times.

**TAX**

The tax charge for the six months to 30 June 2004 was £44m (29.3%) on underlying profit before retirement benefits net finance cost (2003: £34m (27.0%)). It is likely that the percentage charge will increase to around 31% by 2005 as the Group moves towards the overall tax rates in the regions in which it operates.

Tax payments for the six months to 30 June 2004 were £35m compared with £19m last half year. Payments in 2003 were reduced by utilisation of tax losses and by repayments received following settlement of prior year tax assessments. It is expected that the cash tax paid will continue to be about 80% to 90% of the profit and loss account charge.

**EXCEPTIONAL ITEMS**

There were a number of exceptional items during the six months to 30 June 2004.

| | £m | £m |
|---|---|---|
| (Charged)/credited against operating profit: | | |
| Restructuring costs (including goodwill impaired of £8m) | **(17)** | |
| Retiree medical and other | **9** | |
| | | **(8)** |
| Loss on businesses sold | **(3)** | |
| Goodwill previously eliminated against reserves | **(11)** | |
| Disposal of businesses | | **(14)** |
| Total exceptional items | | **(22)** |

The principal restructuring cost related to the closure of the US make-up facility at Torrington. This cost included £8m of attributable goodwill arising on its acquisition in 1996. Further reorganisation costs arose in Beverage Packaging following the integration of recent acquisitions, together with capacity reductions in the German beverage can businesses.

During the six months to 30 June 2004 the Group negotiated revisions to its obligations in respect of retiree medical benefits, which reduced liabilities by £12m. The loss on disposal of businesses relates primarily to the sale of four plastic container businesses, including £11m of attributable goodwill arising on their acquisition in 1992.

**EARNINGS PER SHARE**

The basic earnings per share for the Group for the six months to 30 June 2004 was 6.8p per share (2003: 9.8p). This includes the exceptional profits and losses arising from retirement benefits, restructuring, impairment and the sale of businesses. Underlying earnings per share before retirement benefits net finance cost increased from 18.5p to 18.7p, an increase of 1%. Including the retirement benefits net finance cost, earnings per share is up from 16.4p in 2003 to 17.2p in 2004, an increase of 5%. These increases in underlying earnings per share were achieved even though the tax rate has increased and the average number of shares in issue is higher by 13% following the 2003 Rights Issue made in conjunction with the acquisition of Latasa.

| | 6 months to 30.6.04 pence | 6 months to 30.6.03 restated pence * | Year to 31.12.03 restated pence ** |
|---|---|---|---|
| Basic earnings/(loss) per share | **6.8** | 9.8 | (9.5) |
| Underlying earnings per share: | | | |
| Before retirement benefits net finance cost | **18.7** | 18.5 | 38.1 |
| *After retirement benefits net finance cost* | **17.2** | 16.4 | 33.8 |
| Average number of shares (millions) | **545** | 481 | 497 |

* Restated for the adoption of UITF38 "Accounting for ESOP Trusts" and for the 2003 Rights Issue. The bonus element adjustment factor for the 2003 Rights Issue was 1.06998

** Restated for UITF38 "Accounting for ESOP Trusts"

**DIVIDEND AND DIVIDEND POLICY**

The Board has approved an interim dividend of 7.16p per ordinary share, an improvement of 5% over the 6.82p per ordinary share for the equivalent period last year. This is in line with Rexam's policy to increase the dividend payout by about 5% per annum on the

assumption that the financial resources are available and that earnings growth continues as expected.

**CASH FLOW**

Free cash flow for the six months to 30 June 2004 was an inflow of £5m compared with an outflow of £25m in the corresponding period. The increase is largely due to an improvement in working capital, particularly on receivables. The seasonal working capital outflow was lower than in recent years. Most of this outflow is expected to unwind in the second half of the year.

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 restated* £m | Year to 31.12.03 restated* £m |
|---|---|---|---|
| Cash flow from operating activities before change in working capital | **245** | 232 | 517 |
| Change in working capital | **(96)** | (111) | (26) |
| Cash flow from operating activities | **149** | 121 | 491 |
| Capital expenditure (net) | **(78)** | (79) | (159) |
| Purchase of fixed asset investments | **-** | (10) | (10) |
| Interest, non equity and associate dividends and tax | **(66)** | (57) | (110) |
| **Free cash flow** | **5** | (25) | 212 |
| Equity dividends | **(52)** | (44) | (76) |
| **Business cash flow** | **(47)** | (69) | 136 |
| Acquisitions ** | **(82)** | (48) | (428) |
| Disposals *** | **15** | 24 | 192 |
| Cash flow including borrowings acquired and disposed | **(114)** | (93) | (100) |
| Exchange fluctuations | **59** | (25) | (15) |
| Amortisation and payment of financing fees | **-** | (2) | (3) |
| Share capital changes (net of costs) | **6** | 85 | 307 |
| Purchase of Rexam shares by ESOP trust | **-** | - | (3) |
| Net borrowings at the beginning of the year | **(1,169)** | (1,355) | (1,355) |
| Net borrowings at the end of the period | **(1,218)** | (1,390) | (1,169) |

* Restated for UITF 38 "Accounting for ESOP Trusts"

** Includes net borrowings acquired of £40m (6 months to 30.6.03: £23m, year to 31.12.03: £176m)

*** Includes net borrowings disposed of £3m (6 months to 30.6.03: £nil, year to 31.12.03: £36m)

## Capital expenditure

Capital expenditure for the six months to 30 June 2004 was £81m, some £10m below depreciation, due mainly to the phasing of larger projects. It is anticipated that capital expenditure for the year will be closer to the level of depreciation.

| | 6 months to 30.6.04 | 6 months to 30.6.03* | Year to 31.12.03* |
|---|---|---|---|
| Capital expenditure (gross) (£m) | **81** | 81 | 165 |
| Depreciation (£m) | **91** | 84 | 171 |
| Ratio (times) | **0.89** | 0.96 | 0.96 |

* Includes capital expenditure and depreciation incurred by discontinued businesses

## Acquisitions and disposals

In the first six months of 2004, expenditure on acquisitions, including borrowings assumed, totalled £82m as set out below:

| | £m |
|---|---|
| Glas Moerdijk | **29** |
| Latasa minority interest | **21** |
| Plastic Omnium Medical | **20** |
| Polglass | **10** |
| Other | **2** |
| | **82** |

The principal transactions were in Beverage Packaging. They include the completion of the tender offer for the 11% minority interest in Latasa, the Brazilian beverage can maker, in May 2004, and the purchase in the first quarter of two European glass businesses in Holland and Poland. The acquisition in April 2004 of Plastic Omnium, based in France, strengthened Rexam's position in the plastic pharmaceutical packaging market.

The main disposal was four European non-core thin wall plastics businesses for £15m, including borrowings disposed.

**BALANCE SHEET AND BORROWINGS**

| | As at 30.6.04 £m | As at 30.6.03 restated * £m | As at 31.12.03 restated* £m |
|---|---|---|---|
| Intangible fixed assets | **1,131** | 1,132 | 1,195 |
| Retirement benefits net of deferred tax | **(439)** | (537) | (496) |
| Other net assets | **1,368** | 1,353 | 1,293 |
| | **2,060** | 1,948 | 1,992 |
| Shareholders' funds | **841** | 557 | 804 |
| Minority interests | **1** | 1 | 19 |
| Net borrowings | **1,218** | 1,390 | 1,169 |
| | **2,060** | 1,948 | 1,992 |
| Return on invested capital (%)** | **14** | 12 | 13 |
| Interest cover (times)*** | **5.7** | 4.2 | 4.7 |
| Gearing (%) | **145** | 249 | 142 |

* Restated for UITF 38 "Accounting for ESOP Trusts"

** Underlying operating profit divided by the average of opening and closing of each of net borrowings, shareholders' funds and minority interests after adding back retirement benefits (net of deferred tax) and goodwill previously written off against reserves. Underlying operating profit is annualised by doubling the underlying operating profit for the six-month periods

*** Based on underlying operating profit

Net borrowings have increased by £49m since 31 December 2003 to £1,218m at 30 June 2004. This reflects seasonal cash flows and expenditure on acquisitions offset by favourable currency movements and proceeds from disposals. Shareholders' funds have increased by £37m due mainly to favourable changes in actuarial values of retirement benefits. The return on invested capital continues to exceed the 12% per annum weighted average cost of capital that the Group is currently using internally.

In April 2004 a £875m five year revolving credit facility was signed, replacing a €1.4bn facility that was due to mature in April 2005. The new facility reduced borrowing margins and enhanced the maturity profile of the Group's debt.

**INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)**

Rexam's project to convert its financial reporting to IFRS continues to progress well. A training programme is currently being rolled out to all finance teams worldwide. The collection of historical data, which will provide the comparative information under IFRS in 2005, has advanced and accounting system changes are being implemented. The Group expects to publish its restated 2004 results under IFRS in the second quarter of 2005.

**SUMMARY**

The 23% increase in underlying profit before tax, supported by positive free cash flow, demonstrates Rexam's ability to continue delivering improved results. The integration of Latasa, as well as the acquisitions made in the first half of this year, is progressing well and the improvement in Plastic Packaging margins reflects the increased focus on the more value added businesses in this segment.

25 August 2004

**CONSOLIDATED PROFIT AND LOSS ACCOUNT**
**Unaudited 6 months to 30 June 2004**

| | Underlying business performance £m | Goodwill amortisation £m | Exceptional items (Note 4) £m | Total statutory £m |
|---|---|---|---|---|
| Turnover (Note 2): | | | | |
| Continuing operations | **1,567** | - | - | **1,567** |
| Turnover of associates | **(35)** | - | - | **(35)** |
| | **1,532** | - | - | **1,532** |
| Operating expenses: continuing operations | **(1,350)** | **(35)** | **(8)** | **(1,393)** |
| Operating profit: continuing operations (Note 2) | **182** | **(35)** | **(8)** | **139** |
| Disposals of businesses | - | - | **(14)** | **(14)** |
| Profit on ordinary activities before interest and retirement benefits net finance cost | **182** | **(35)** | **(22)** | **125** |
| Interest | **(32)** | - | - | **(32)** |
| Profit on ordinary activities before retirement benefits net finance cost | **150** | **(35)** | **(22)** | **93** |
| Retirement benefits net finance cost (Note 3) | **(13)** | - | - | **(13)** |
| Profit on ordinary activities before tax | **137** | **(35)** | **(22)** | **80** |
| Tax on ordinary activities | **(44)** | - | **4** | **(40)** |
| Tax on retirement benefits net finance cost and retirement benefits exceptional item | **5** | - | **(4)** | **1** |
| Profit on ordinary activities after tax | **98** | **(35)** | **(22)** | **41** |
| Equity minority interests | | | | **(1)** |
| Profit for the financial period | | | | **40** |
| Preference dividends on non equity shares | | | | **(3)** |
| *Profit attributable to ordinary shareholders* | | | | **37** |
| Ordinary dividends on equity shares | | | | **(40)** |
| Retained loss for the financial period | | | | **(3)** |
| | | | | |
| Earnings per ordinary share (pence) (Note 5): | | | | |
| Basic | | | | **6.8** |
| Diluted | | | | **6.8** |
| Underlying: | | | | |
| Before retirement benefits net finance cost | **18.7** | | | |
| Including retirement benefits net finance cost | **17.2** | | | |
| | | | | |
| Dividends per ordinary share (pence) (Note 6) | | | | **7.16** |

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
## Unaudited 6 months to 30 June 2003 - Restated

| | Underlying business performance £m | Goodwill amortisation £m | Exceptional items (Note 4) £m | Total statutory £m |
|---|---|---|---|---|
| Turnover (Note 2): | | | | |
| Continuing operations | 1,504 | - | - | 1,504 |
| *Discontinued operations* | 87 | - | - | 87 |
| | 1,591 | - | - | 1,591 |
| Turnover of associates | (36) | - | - | (36) |
| | 1,555 | - | - | 1,555 |
| Operating expenses: | | | | |
| Continuing operations | (1,311) | (34) | - | (1,345) |
| Discontinued operations | (79) | - | - | (79) |
| | (1,390) | (34) | - | (1,424) |
| Operating profit (Note 2): | | | | |
| Continuing operations | 157 | (34) | - | 123 |
| Discontinued operations | 8 | - | - | 8 |
| | 165 | (34) | - | 131 |
| Disposals of businesses | - | - | (7) | (7) |
| Profit on ordinary activities before interest and retirement benefits net finance cost | 165 | (34) | (7) | 124 |
| Interest | (39) | - | - | (39) |
| Profit on ordinary activities before retirement benefits net finance cost | 126 | (34) | (7) | 85 |
| Retirement benefits net finance cost | (15) | - | - | (15) |
| Profit on ordinary activities before tax | 111 | (34) | (7) | 70 |
| Tax on ordinary activities | (34) | - | 9 | (25) |
| Tax on retirement benefits net finance cost | 5 | - | - | 5 |
| Profit on ordinary activities after tax | 82 | (34) | 2 | 50 |
| Equity minority interests | | | | - |
| Profit for the financial period | | | | 50 |
| Preference dividends on non equity shares | | | | (3) |
| Profit attributable to ordinary shareholders | | | | 47 |
| Ordinary dividends on equity shares | | | | (33) |
| Retained profit for the financial period | | | | 14 |

| | | |
|---|---|---|
| Earnings per ordinary share (pence) (Note 5): | | |
| Basic | | 9.8 |
| Diluted | | 9.8 |
| Underlying: | | |
| Before retirement benefits net finance cost | 18.5 | |
| Including retirement benefits net finance cost | 16.4 | |
| *Dividends per ordinary share (pence) (Note 6)* | | *6.82* |

## CONSOLIDATED PROFIT AND LOSS ACCOUNT
## Audited year to 31 December 2003 - Restated

| | Underlying business performance £m | Goodwill amortisation £m | Exceptional items (Note 4) £m | Total statutory £m |
|---|---|---|---|---|
| Turnover (Note 2): | | | | |
| Continuing operations | 3,052 | - | - | 3,052 |
| Discontinued operations | 134 | - | - | 134 |
| | 3,186 | - | - | 3,186 |
| Turnover of associates | (74) | - | - | (74) |
| | 3,112 | - | - | 3,112 |
| Operating expenses: | | | | |
| Continuing operations | (2,646) | (70) | (59) | (2,775) |
| Discontinued operations | (122) | - | - | (122) |
| | (2,768) | (70) | (59) | (2,897) |
| Operating profit (Note 2): | | | | |
| Continuing operations | 332 | (70) | (59) | 203 |
| Discontinued operations | 12 | - | - | 12 |
| | 344 | (70) | (59) | 215 |
| Disposals of businesses | - | - | (107) | (107) |
| Profit on ordinary activities before interest and retirement benefits net finance cost | 344 | (70) | (166) | 108 |
| Interest | (73) | - | - | (73) |
| Profit on ordinary activities before retirement benefits net finance cost | 271 | (70) | (166) | 35 |
| Retirement benefits net finance cost | (32) | - | - | (32) |
| Profit on ordinary activities before tax | 239 | (70) | (166) | 3 |
| Tax on ordinary activities | (76) | - | 21 | (55) |
| Tax on retirement benefits net finance cost | 11 | - | - | 11 |
| Profit/(loss) on ordinary activities after tax | 174 | (70) | (145) | (41) |
| Equity minority interests | | | | (1) |
| Loss for the financial year | | | | (42) |
| Preference dividends on non equity shares | | | | (5) |
| Loss attributable to ordinary shareholders | | | | (47) |
| Ordinary dividends on equity shares | | | | (84) |
| Retained loss for the financial year | | | | (131) |

| | | | | |
|---|---|---|---|---|
| Earnings/(loss) per ordinary share (pence) (Note 5): | | | | |
| Basic | | | | (9.5) |
| Diluted | | | | (9.5) |
| Underlying: | | | | |
| Before retirement benefits net finance cost | 38.1 | | | |
| Including retirement benefits net finance cost | 33.8 | | | |
| Dividends per ordinary share (pence) (Note 6) | | | | 16.4 |

# CONSOLIDATED BALANCE SHEET

| | Unaudited as at 30.6.04 £m | Unaudited as at 30.6.03 restated £m | Audited as at 31.12.03 restated £m |
|---|---|---|---|
| Fixed assets: | | | |
| Intangible assets | **1,131** | 1,132 | 1,195 |
| Tangible assets | **1,229** | 1,166 | 1,262 |
| Investments | **64** | 68 | 64 |
| | **2,424** | 2,366 | 2,521 |
| Current assets: | | | |
| Stocks | **348** | 334 | 339 |
| Debtors receivable within one year | **465** | 494 | 405 |
| Debtors receivable after more than one year | **88** | 87 | 99 |
| Marketable securities and money market deposits | **43** | 29 | 29 |
| Cash at bank and in hand | **24** | 39 | 41 |
| | **968** | 983 | 913 |
| Creditors: amounts falling due within one year | | | |
| Borrowings | **(160)** | (67) | (218) |
| Other creditors | **(622)** | (595) | (658) |
| | **(782)** | (662) | (876) |
| Net current assets | **186** | 321 | 37 |
| Total assets less current liabilities | **2,610** | 2,687 | 2,558 |
| Creditors: amounts falling due after more than one year | | | |
| Borrowings | **(1,125)** | (1,391) | (1,021) |
| Other creditors | **(103)** | (94) | (108) |
| | **(1,228)** | (1,485) | (1,129) |
| Provisions for liabilities and charges | **(101)** | (107) | (110) |
| Net assets excluding retirement benefits | **1,281** | 1,095 | 1,319 |
| Retirement benefits (net of deferred tax) (Note 3) | **(439)** | (537) | (496) |
| Net assets including retirement benefits | **842** | 558 | 823 |

| | | | |
|---|---|---|---|
| Capital and reserves: | | | |
| Ordinary equity called up share capital | **353** | 294 | 352 |
| Non equity called up share capital | **89** | 89 | 89 |
| Share premium account | **740** | 571 | 735 |
| Capital redemption reserve | **279** | 279 | 279 |
| Profit and loss reserve | **(620)** | (676) | (651) |
| Shareholders' funds | **841** | 557 | 804 |
| Equity minority interests | **1** | 1 | 19 |
| Total capital and reserves | **842** | 558 | 823 |

## CONSOLIDATED CASH FLOW STATEMENT

| | Unaudited 6 months to 30.6.04 £m | Unaudited 6 months to 30.6.03 restated £m | Audited year to 31.12.03 restated £m |
|---|---|---|---|
| Cash flow from operating activities | 149 | 121 | 491 |
| Dividends received from associates | - | - | 2 |
| Returns on investments and servicing of finance: | | | |
| Net interest paid | (28) | (35) | (68) |
| Dividends paid to non equity shareholders | (3) | (3) | (5) |
| | (31) | (38) | (73) |
| Tax paid | (35) | (19) | (39) |
| Capital expenditure and financial investment: | | | |
| Purchase of tangible fixed assets | (81) | (81) | (165) |
| Sale of tangible fixed assets | 2 | 1 | 2 |
| Purchase of fixed asset investments | - | (10) | (10) |
| Sale of properties surplus to requirements | 1 | 1 | 4 |
| | (78) | (89) | (169) |
| Acquisitions and disposals: | | | |
| Purchase of businesses | (41) | (25) | (252) |
| Sale of businesses | 12 | 23 | 155 |
| Investment in joint venture | (1) | - | - |
| Loan to associate | - | 1 | 1 |
| | (30) | (1) | (96) |
| Equity dividends paid to ordinary shareholders | (52) | (44) | (76) |
| Cash flow before management of liquid resources and financing | (77) | (70) | 40 |
| Management of liquid resources: | | | |
| Marketable securities and money market deposits | (14) | (10) | 13 |
| Financing: | | | |
| Issue of ordinary equity share capital | 6 | 86 | 314 |
| Expenses on issue of ordinary equity share capital | - | (1) | (7) |
| Purchase of Rexam shares by ESOP trust | - | - | (3) |
| Issue of medium term notes | - | 127 | 172 |
| Advance/(repayment) of loans | 91 | (103) | (532) |
| Capital element of finance leases | (8) | (10) | (10) |
| | 89 | 99 | (66) |
| (Decrease)/increase in cash | (2) | 19 | (13) |

## RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

| | Unaudited 6 months to 30.6.04 £m | Unaudited 6 months to 30.6.03 restated £m | Audited year to 31.12.03 restated £m |
|---|---|---|---|
| Continuing operations: | | | |
| Operating profit | **139** | 123 | 203 |
| Depreciation | **91** | 80 | 165 |
| Impairment | **8** | - | 50 |
| Loss on disposal of tangible fixed assets | **1** | - | 6 |
| Goodwill amortisation | **35** | 34 | 70 |
| Movement in provisions | **(7)** | (1) | 8 |
| Movement in retirement benefits | **(20)** | (6) | (8) |
| Non cash element of incentive schemes | **2** | 4 | 11 |
| Share of profits of associates | **(4)** | (2) | (6) |
| Movement in trade working capital | **(96)** | (111) | (5) |
| Movement in securitised debtors | **-** | (13) | (13) |
| | **149** | 108 | 481 |
| Discontinued operations | **-** | 13 | 10 |
| Cash flow from operating activities | **149** | 121 | 491 |

## ANALYSIS OF CHANGES IN NET BORROWINGS

| | Marketable securities and money market deposits £m | Loan capital £m | Medium term notes £m | Cross currency swaps £m | Capital element of finance leases £m | Cash at bank and in hand and bank overdrafts £m | Net borrowings £m |
|---|---|---|---|---|---|---|---|
| At 1 January 2003 | 20 | (718) | (598) | 28 | (57) | (30) | (1,355) |
| Currency fluctuations | (1) | (9) | (27) | 13 | 2 | (3) | (25) |
| Acquired | - | (23) | - | - | - | - | (23) |
| Cash flow movements | 10 | 103 | (127) | - | 10 | 19 | 15 |
| Amortisation of financing fees | - | (2) | - | - | - | - | (2) |
| At 30 June 2003 | 29 | (649) | (752) | 41 | (45) | (14) | (1,390) |
| | | | | | | | |
| At 1 January 2003 | 20 | (718) | (598) | 28 | (57) | (30) | (1,355) |
| Currency fluctuations | (1) | (17) | (34) | 35 | 5 | (3) | (15) |
| Acquired | 23 | (197) | - | - | (2) | - | (176) |
| Disposed | - | 36 | - | - | - | - | 36 |
| Cash flow movements | (13) | 532 | (172) | - | 10 | (13) | 344 |
| Amortisation of financing fees | - | (2) | (1) | - | - | - | (3) |
| At 31 December 2003 | 29 | (366) | (805) | 63 | (44) | (46) | (1,169) |
| Currency fluctuations | - | 23 | 23 | 16 | 1 | (4) | 59 |
| Acquired | - | (38) | - | - | (2) | - | (40) |
| Disposed | - | 3 | - | - | - | - | 3 |
| Cash flow movements | 14 | (91) | - | - | 8 | (2) | (71) |
| At 30 June 2004 | **43** | **(469)** | **(782)** | **79** | **(37)** | **(52)** | **(1,218)** |

## STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

| | Unaudited 6 months to 30.6.04 £m | Unaudited 6 months to 30.6.03 restated £m | Audited year to 31.12.03 restated £m |
|---|---|---|---|
| Profit/(loss) for the financial period | **40** | 50 | (42) |
| Currency fluctuations: | | | |
| Intangible fixed assets | **(44)** | 8 | (11) |
| Tangible fixed assets | **(49)** | 19 | 6 |
| Retirement benefits (net of deferred tax) | **13** | 9 | 23 |
| Net borrowings | **59** | (25) | (15) |
| Other net tangible assets | **(4)** | 1 | (1) |
| Current tax on currency fluctuations | **-** | - | 3 |
| | **(25)** | 12 | 5 |
| Changes in actuarial values of retirement benefits | **38** | (121) | (79) |
| Changes in market value of fixed asset investments | **(1)** | - | (4) |
| Total recognised gains and losses for the financial period | **52** | (59) | (120) |

## RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

| | Unaudited 6 months to 30.6.04 £m | Unaudited 6 months to 30.6.03 restated £m | Audited year to 31.12.03 restated £m |
|---|---|---|---|
| Balance at the beginning of the period as originally reported | **803** | 544 | 544 |
| Prior year adjustment (Note 1) | **1** | (11) | (11) |
| Balance at the beginning of the period as restated | **804** | 533 | 533 |
| Profit/(loss) for the financial period | **40** | 50 | (42) |
| Dividends | **(43)** | (36) | (89) |
| Retained (loss)/profit for the financial period | **(3)** | 14 | (131) |
| Currency fluctuations | **(25)** | 12 | 5 |
| Share option schemes | **3** | 4 | 12 |
| Changes in actuarial values of retirement benefits | **38** | (121) | (79) |
| Changes in market value of fixed asset investments | **(1)** | - | (4) |
| Issue of ordinary share capital for share option schemes | **6** | 1 | 5 |
| Issue of ordinary share capital by placing of shares | **-** | 84 | 84 |
| Issue of ordinary share capital by rights issue | **-** | - | 218 |
| Goodwill written off on business restructuring and disposals | **19** | 30 | 161 |
| Balance at the end of the period | **841** | 557 | 804 |

## NOTES TO THE INTERIM REPORT

### 1 Basis of preparation and accounting policies

The Interim Accounts, which are unaudited, have been prepared in accordance with the accounting policies set out in the Rexam PLC Annual Accounts 2003, except that:

(a) The Group has implemented UITF38 "Accounting for ESOP Trusts".

(b) Certain Plastics businesses have been transferred to "Disposals and businesses for sale" following their disposal.

(c) The average number of shares in issue for the six months to 30 June 2003 has been adjusted for the bonus element of the 2003 Rights Issue. Consequently, earnings and dividends per share have been restated for the six months to 30 June 2003.

(d) Interest receivable debtors and interest payable creditors on interest rate swaps previously reported on a gross basis, have each been restated and reduced by £15m in the six months to 30 June 2003 and £47m in the year to 31 December 2003.

As required by UITF38, own shares held by the Rexam Employee Share Trust have been reclassified from fixed asset investments to a reduction in shareholders' funds. The shares will be held at historical cost until they are disposed of. Any profit or loss on the disposal of own shares is treated as a movement in reserves rather than as a profit and loss item. As a result of implementation of UITF38, prior periods have been restated. The effect of the restatement on profit and net assets is set out below:

| | 6 months to 30.6.03 £m | Year to 31.12.03 £m |
|---|---|---|
| Profit before tax | (1) | (2) |
| Tax | 2 | 2 |
| Profit after tax | 1 | - |
| Net assets | (6) | 1 |

If UITF38 had not been adopted in the current year, the impact on profit would not have been material.

The tax charge on ordinary activities before exceptional items is calculated by reference to the estimated effective tax rate for the full year 2004. Tax on exceptional items is based on the expected tax impact of each transaction.

The principal exchange rates used against sterling were:

| | 6 months to 30.6.04 | 6 months to 30.6.03 | Year to 31.12.03 |
|---|---|---|---|
| Average: | | | |
| US dollar | **1.82** | 1.61 | 1.63 |
| Euro | **1.48** | 1.46 | 1.45 |
| Closing: | | | |
| US dollar | **1.83** | 1.67 | 1.77 |
| Euro | **1.50** | 1.45 | 1.42 |

The consolidated profit and loss account, statement of total recognised gains and losses and consolidated cash flow statement for the year to 31 December 2003 and the consolidated balance sheet at 31 December 2003 are an abridged statement, after adjusting for the effects of implementing UITF38, of the full Annual Accounts for that year which have been delivered to the Registrar of Companies. The independent auditors' report on the Annual Accounts for the year to 31 December 2003 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

## NOTES TO THE INTERIM REPORT (continued)

### 2 Segment analysis

| | Sales including associates £m | Underlying operating profit £m | Underlying return on sales % | Profit before interest, retirement benefits net finance cost and tax £m | Underlying net assets before goodwill £m | Underlying net assets £m |
|---|---|---|---|---|---|---|
| Six months to 30 June 2004: | | | | | | |
| Beverage Packaging | **1,284** | **146** | **11.4** | **117** | **1,226** | **2,205** |
| Plastic Packaging | **271** | **35** | **12.9** | **21** | **239** | **391** |
| Consumer Packaging | **1,555** | **181** | **11.6** | **138** | **1,465** | **2,596** |
| Retirement benefits, tax and dividends | **-** | **-** | **-** | **-** | **(540)** | **(540)** |
| Ongoing operations | **1,555** | **181** | **11.6** | **138** | **925** | **2,056** |
| Disposals and businesses for sale | **12** | **1** | **8.3** | **(11)** | **4** | **4** |
| Continuing operations | **1,567** | **182** | **11.6** | **127** | **929** | **2,060** |
| Discontinued operations | **-** | **-** | **-** | **(2)** | **-** | **-** |
| | **1,567** | **182** | **11.6** | **125** | **929** | **2,060** |
| | | | | | | |
| United Kingdom and Ireland | **139** | **22** | **15.8** | **1** | **181** | **383** |
| Continental Europe | **716** | **70** | **9.8** | **56** | **771** | **1,226** |
| The Americas | **661** | **86** | **13.0** | **67** | **457** | **893** |
| Rest of the world | **51** | **4** | **7.8** | **3** | **60** | **98** |
| Retirement benefits, tax and dividends | **-** | **-** | **-** | **-** | **(540)** | **(540)** |
| Continuing operations | **1,567** | **182** | **11.6** | **127** | **929** | **2,060** |
| Discontinued operations | **-** | **-** | **-** | **(2)** | **-** | **-** |
| | **1,567** | **182** | **11.6** | **125** | **929** | **2,060** |
| | | | | | | |
| Six months to 30 June 2003 - restated: | | | | | | |
| Beverage Packaging | 1,233 | 130 | 10.5 | 99 | 1,099 | 2,135 |
| Plastic Packaging | 245 | 26 | 10.6 | 23 | 250 | 342 |
| Consumer Packaging | 1,478 | 156 | 10.6 | 122 | 1,349 | 2,477 |
| Retirement benefits, tax and dividends | - | - | - | - | (639) | (639) |
| Ongoing operations | 1,478 | 156 | 10.6 | 122 | 710 | 1,838 |
| Disposals and businesses for sale | 26 | 1 | 3.8 | 1 | 30 | 33 |
| Continuing operations | 1,504 | 157 | 10.4 | 123 | 740 | 1,871 |
| Discontinued operations | 87 | 8 | 9.2 | 1 | 76 | 77 |
| | 1,591 | 165 | 10.4 | 124 | 816 | 1,948 |
| | | | | | | |
| United Kingdom and Ireland | 157 | 10 | 6.4 | 4 | 190 | 407 |
| Continental Europe | 677 | 69 | 10.2 | 56 | 700 | 1,116 |
| The Americas | 617 | 75 | 12.2 | 61 | 417 | 870 |
| Rest of the world | 53 | 3 | 5.7 | 2 | 72 | 117 |
| Retirement benefits, tax and dividends | - | - | - | - | (639) | (639) |
| Continuing operations | 1,504 | 157 | 10.4 | 123 | 740 | 1,871 |
| Discontinued operations | 87 | 8 | 9.2 | 1 | 76 | 77 |
| | 1,591 | 165 | 10.4 | 124 | 816 | 1,948 |

## NOTES TO THE INTERIM REPORT (continued)

### 2 Segment analysis (continued)

| | Sales including associates £m | Underlying operating profit £m | Underlying return on sales % | Profit before interest, retirement benefits net finance cost and tax £m | Underlying net assets before goodwill £m | Underlying net assets £m |
|---|---|---|---|---|---|---|
| Year to 31 December 2003 - restated: | | | | | | |
| Beverage Packaging | 2,503 | 275 | 11.0 | 165 | 1,133 | 2,177 |
| Plastic Packaging | 496 | 54 | 10.9 | 35 | 243 | 394 |
| Consumer Packaging | 2,999 | 329 | 11.0 | 200 | 1,376 | 2,571 |
| Retirement benefits, tax and dividends | - | - | - | - | (607) | (607) |
| Ongoing operations | 2,999 | 329 | 11.0 | 200 | 769 | 1,964 |
| Disposals and businesses for sale | 53 | 3 | 5.7 | 3 | 28 | 28 |
| Continuing operations | 3,052 | 332 | 10.9 | 203 | 797 | 1,992 |
| Discontinued operations | 134 | 12 | 9.0 | (95) | - | - |
| | 3,186 | 344 | 10.8 | 108 | 797 | 1,992 |
| | | | | | | |
| United Kingdom and Ireland | 315 | 35 | 11.1 | 22 | 150 | 362 |
| Continental Europe | 1,385 | 154 | 11.1 | 77 | 704 | 1,186 |
| The Americas | 1,243 | 135 | 10.9 | 99 | 487 | 948 |
| Rest of the world | 109 | 8 | 7.3 | 5 | 63 | 103 |
| Retirement benefits, tax and dividends | - | - | - | - | (607) | (607) |
| Continuing operations | 3,052 | 332 | 10.9 | 203 | 797 | 1,992 |
| Discontinued operations | 134 | 12 | 9.0 | (95) | - | - |
| | 3,186 | 344 | 10.8 | 108 | 797 | 1,992 |

Underlying operating profit comprises operating profit before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings. Underlying return on sales is based upon underlying operating profit divided by sales including associates.

The Group's share of sales and operating profits of associates, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business segments or geographical regions.

Interest and other finance costs and net borrowings are managed centrally and are not directly attributable to individual business segments or regions.

## NOTES TO THE INTERIM REPORT (continued)

### 3 Retirement benefits

| | Defined benefit pensions £m | Other pensions £m | Total pensions £m | Retiree medical £m | Gross retirement benefits £m | Deferred tax £m | Net retirement benefits £m |
|---|---|---|---|---|---|---|---|
| At 1 January 2004 | (383) | (18) | (401) | (293) | (694) | 207 | (487) |
| Currency fluctuations | 7 | 1 | 8 | 9 | 17 | (4) | 13 |
| Current service cost | (13) | (2) | (15) | (2) | (17) | 5 | (12) |
| Past service credit – exceptional item | - | - | - | 12 | 12 | (4) | 8 |
| Total operating profit charge | (13) | (2) | (15) | 10 | (5) | 1 | (4) |
| Net finance cost | (5) | - | (5) | (8) | (13) | 5 | (8) |
| Actuarial changes | 50 | - | 50 | 6 | 56 | (18) | 38 |
| Cash contributions | 12 | 2 | 14 | 11 | 25 | (8) | 17 |
| At 30 June 2004 | **(332)** | **(17)** | **(349)** | **(265)** | **(614)** | **183** | **(431)** |
| | | | | | | | |
| Debtors receivable after one year | **-** | **-** | **-** | **8** | **8** | **-** | **8** |
| Retirement benefits | **(332)** | **(17)** | **(349)** | **(273)** | **(622)** | **183** | **(439)** |
| At 30 June 2004 | **(332)** | **(17)** | **(349)** | **(265)** | **(614)** | **183** | **(431)** |

The exceptional past service credit relates to negotiated revisions to the Group's obligations in respect of retiree medical benefits.

The principal assumptions at 30 June 2004 compared with those at 31 December 2003 are set out below.

| | UK 30.6.04 % | US 30.6.04 % | Other 30.6.04 % | UK 31.12.03 % | US 31.12.03 % | Other 31.12.03 % |
|---|---|---|---|---|---|---|
| Salaries increase | **4.50** | **4.50** | **2.80** | 4.25 | 4.50 | 2.79 |
| Pensions increase | **3.00** | **-** | **1.71** | 2.75 | - | 1.71 |
| Inflation rate | **3.00** | **2.50** | **1.90** | 2.75 | 2.50 | 1.90 |
| Discount rate | **5.75** | **6.25** | **5.30** | 5.40 | 6.00 | 5.30 |
| Medical inflation | **-** | **13 to 5** | **-** | - | 13 to 5 | - |

## NOTES TO THE INTERIM REPORT (continued)

### 4 Exceptional items

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 restated £m | Year to 31.12.03 £m |
|---|---|---|---|
| Exceptional items included in operating profit: continuing operations: | | | |
| Retiree medical (Note 3) | **12** | - | - |
| Reorganisation costs | **(9)** | - | (15) |
| Impairment | **(8)** | - | (50) |
| Other | **(3)** | - | 6 |
| | **(8)** | - | (59) |
| Disposals of businesses: | | | |
| (Loss)/profit before attributable goodwill written off | **(3)** | 23 | 55 |
| Attributable capitalised goodwill written off | **-** | - | (1) |
| Attributable goodwill in reserves written off | **(11)** | (30) | (161) |
| | **(14)** | (7) | (107) |
| Tax arising on exceptional items: | | | |
| Retiree medical (Note 3) | **(4)** | - | - |
| Other | **4** | 9 | 21 |
| | **-** | 9 | 21 |
| Total exceptional items | **(22)** | 2 | (145) |
| Continuing operations | **(20)** | 9 | (45) |
| Discontinued operations | **(2)** | (7) | (100) |
| | **(22)** | 2 | (145) |

## NOTES TO THE INTERIM REPORT (continued)

### 5 Earnings per share

| | 6 months to 30.6.04 pence | 6 months to 30.6.03 restated pence | Year to 31.12.03 pence |
|---|---|---|---|
| Basic earnings/(loss) per share | **6.8** | 9.8 | (9.5) |
| Diluted earnings/(loss) per share | **6.8** | 9.8 | (9.5) |
| Underlying earnings per share: | | | |
| Before retirement benefits net finance cost, goodwill amortisation and exceptional items | **18.7** | 18.5 | 38.1 |
| Before goodwill amortisation and exceptional items | **17.2** | 16.4 | 33.8 |

There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options in any of the periods presented.

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 restated £m | Year to 31.12.03 £m |
|---|---|---|---|
| Profit on ordinary activities after tax before retirement benefits net finance cost, goodwill amortisation and exceptional items | **106** | 92 | 195 |
| Equity minority interests | **(1)** | - | (1) |
| Preference dividends on non equity shares | **(3)** | (3) | (5) |
| Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items | **102** | 89 | 189 |
| Retirement benefits net finance cost | **(8)** | (10) | (21) |
| Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items | **94** | 79 | 168 |
| Goodwill amortisation | **(35)** | (34) | (70) |
| Exceptional items | **(22)** | 2 | (145) |
| Profit/(loss) attributable to ordinary shareholders | **37** | 47 | (47) |
| Dilution on conversion of preference shares | **3** | 3 | 5 |
| Earnings/(loss) on a diluted basis | **40** | 50 | (42) |

| | Number millions | Number restated millions | Number millions |
|---|---|---|---|
| Average number of shares: | | | |
| Average number of shares in issue for the period | **545.1** | 480.9 | 496.5 |
| Dilution on conversion of preference shares | **24.4** | 24.4 | 24.4 |
| Dilution on exercise of outstanding share options | **4.3** | 7.4 | 7.6 |
| On a diluted basis | **573.8** | 512.7 | 528.5 |

## NOTES TO THE INTERIM REPORT (continued)

### 6 Ordinary dividends on equity shares

| | 6 months to 30.6.04 £m | 6 months to 30.6.03 £m | Year to 31.12.03 £m |
|---|---|---|---|
| 2004 interim dividend of 7.16p payable on 3 November 2004 | **40** | - | - |
| 2003 final dividend of 9.58p paid on 1 June 2004 | - | - | 52 |
| 2003 interim dividend of 6.82p paid on 4 November 2003 | - | 33 | 33 |
| 2002 final dividend over accrual | - | - | (1) |
| | **40** | 33 | 84 |

### 7 Financial information

A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC at 4 Millbank, London SW1P 3XR, United Kingdom and on the Rexam website, www.rexam.com.

# INDEPENDENT REVIEW REPORT TO REXAM PLC

## Introduction

We have been instructed by the Company to review the financial information which comprises the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the reconciliation of operating profit to cash flow from operating activities, the analysis of changes in net borrowings, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds and the related notes to the Interim Report. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

## Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

## Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

## Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
25 August 2004

## Notes:

(a) The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.